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                            February 12, 2021

       Phyllis W. Newhouse
       Chief Executive Officer
       Athena Technology Acquisition Corp.
       125 Townpark Drive, Suite 300
       Kennesaw, GA 30144

                                                        Re: Athena Technology
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed February 5,
2021
                                                            File No. 333-252812

       Dear Ms. Newhouse:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed February 5, 2021

       Summary
       Our Acquisition Process, page 12

   1. Please revise to clarify the terms of the agreement by your officers and directors with respect to
participation in other blank check companies. For example, on page 12 you disclose that your
existing officers and directors have agreed (and future officers and directors will be
required to agree) not to participate in the formation of, or become an officer or director of,
any blank check company until you have entered into a definitive agreement regarding
your initial business combination, failed to complete your initial business combination
within 24 months from the completion of this offering or liquidated prior to the end of
such 24 month period. However, on page 14 you disclose that your officers and directors
have agreed not to participate in the formation of, or become an
 Phyllis W. Newhouse
Athena Technology Acquisition Corp.
February 12, 2021
Page 2
      officer or director of, any other special purpose acquisition company with a class of securities registered under the Exchange Act without your prior written consent, which will not be unreasonably withheld.
The Offering, page 15

2. We note your disclosure on page 26 that each public stockholder may elect to redeem its public shares irrespective of whether they vote for or against the proposed transaction.
      Please revise to disclose whether stockholders will be allowed to redeem their shares if they do not vote, or abstain from voting.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at
(202) 551-3584 with
any other questions.



                                                           Sincerely,
FirstName LastNamePhyllis W. Newhouse
                                                           Division of
Corporation Finance
Comapany NameAthena Technology Acquisition Corp.
                                                           Office of Energy &
Transportation
February 12, 2021 Page 2
cc:       Tamar Donikyan
FirstName LastName